

02 AUG 20 AM 11:07

August 13, 2002





02049574

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

SUPPL

Ladies and Gentlemen:

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 037/2002**
  Subject: The exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited (SHIN-W1) no.1/2002
  Date: August 13, 2002

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mr. Piya Soonsatham.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 9/4

Enclosure

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. Bor Mor Jor 58
414 Shinawatra Tower Phahon Yothin Rd., Samsen Nai Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 0-2299-5000 Fax : (662) 0-2299-5196

Summary Translation Letter
To the Stock Exchange of Thailand
Date August 13, 2002

SH 037/2002

August 13, 2002

Subject: The exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 1/2002 (SHIN-W1)

To: President
The Stock Exchange of Thailand

Whereas Shin Corporation Public Company Limited had issued and offered warrants to purchase ordinary shares of the Company (SHIN-W1) to the general public during 20-22 May 2002 whereby such right can be exercised on the last working day of August, November, February, and May. The Company would like to inform the details concerning the exercise of warrant No. 1/ 2002 to purchase ordinary shares of the Company as follows:

1. Period for receiving warrant exercise forms
   Date: August 15-29, 2002
   Time: 8.30 a.m. - 5.30 p.m.

2. Period for notifying the exercise of SHIN-W1/2002
   Date: August 23-29, 2002
   Time: 8.30 a.m. - 3.30 p.m.

3. Exercise date
   Date: August 30, 2002
   Time: 8.30 a.m. - 3.30 p.m.

4. Exercise ratio and Exercise price
   Exercise ratio: 1 unit of warrant for 1 ordinary share
   Exercise price: Baht 20.50 per share

5. Documents required to be submitted
   5.1 Completed warrant exercise forms
   5.2 Warrant certificate or temporary warrant certificate (for holders of scriptless warrant)
   5.3 Cash, cheque, or bank draft order collectible within Bangkok Metropolitan payable to "Account for subscription of ordinary shares of Shin Corporation Public Company Limited"
   5.4 Other supporting documents
      1. For Natural Persons - Certified true copy of the identification card or passport.
      2. For Juristic Persons incorporated in Thailand - Certified true copy of Certificate of Incorporate issued by the Ministry of Commerce (not exceeding 3 months) which is certified by authorized directors, including certified true copy of authorized directors' identification card or passport.
      3. For Juristic Persons incorporated outside Thailand - Certified true copy of the Memorandum of Association Articles of Association and the Company certificate (not exceeding 3 months), certified by authorized directors,

including certified true copy of authorized directors' identification card or passport. In addition, all documents mentioned above must be notarized by a Notary Public and authenticated by a Thai Consul.

5.5 Power of Attorney affixed with stamp duty (if any)

6. Contact Place
   Shin Corporation Public Company Limited
   Compliance Department, 13th floor Shinawatra Tower I
   414 Phahon Yothin Road, Samsen Nai,
   Phayathai, Bangkok 10400
   Tel. 02-299-5221, 02-299-5226

In addition, alien holders of warrants can exercise their right to purchase newly issued ordinary shares of the Company. In case the exercise of the right by alien holders conflicts with the Articles of Association of the Company concerning the foreign shareholding limit (currently, foreign shareholding is limited at 47.20% of the total outstanding and issued shares), the Company reserves the right to deny the exercise of the warrant by such alien holders.

Please see details and other conditions in the prospectus of the offering for sale of debentures and warrants (Clause 3.2) or at www.sec.or.th